Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
dated August 7, 2009
Registration No. 333-137073
Supplementing the Preliminary
Prospectus dated August 7, 2009
and Prospectus dated September 1, 2006

HOSPITALITY PROPERTIES TRUST

This information supplements the information contained in the preliminary prospectus supplement dated August 7, 2009 to the Prospectus dated September 1, 2006.

PRICING TERM SHEET

Issuer:	Hospitality Properties Trust
Security:	7.875% Senior Notes due 2014
Ranking:	Senior Unsecured Notes
Format:	SEC Registered
Expected Ratings (Moody's / S&P):	Baa2 (negative) / BBB (negative)
Trade Date:	August 7, 2009
Settlement Date:	T+3; August 12, 2009
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2010
Size:	$300,000,000
Maturity:	August 15, 2014
Benchmark Treasury:	2.625% U.S. Treasury due July 31, 2014
Benchmark Treasury Price and Yield:	99-03 / 2.822%
Spread to Benchmark Treasury:	+530.3 basis points
Yield to Maturity:	8.125%
Coupon (Interest Rate):	7.875% per annum
Price to Public:	98.987% of principal amount, plus accrued interest from August 12, 2009
Net Proceeds:	$295,161,000 (before other expenses associated with the transaction)
Redemption Provision:	Make-whole call at any time based on U.S. Treasury plus 50 basis points. If the notes are redeemed on or after February 15, 2014, the redemption price will not include a make-whole amount.
CUSIP / ISIN:	44106M AP7 / US44106MAP77
Joint Book-Running Managers:	Banc of America Securities LLC	$90,025,000
	UBS Securities LLC	45,000,000
	Wells Fargo Securities, LLC	45,000,000

Joint Lead Managers:	Citigroup Global Markets Inc.	22,500,000
	Morgan Keegan & Company, Inc.	22,500,000
	Morgan Stanley & Co. Incorporated	22,500,000
	RBC Capital Markets Corporation	22,500,000
Co-Managers:	BMO Capital Markets Corp.	2,725,000
	BNY Mellon Capital Markets, LLC	2,725,000
	Calyon Securities (USA) Inc.	2,725,000
	Comerica Securities, Inc.	2,725,000
	Deutsche Bank Securities Inc.	2,725,000
	Daiwa Securities America Inc.	2,725,000
	Jefferies & Company, Inc.	2,725,000
	PNC Capital Markets LLC	2,725,000
	RBS Securities Inc.	2,725,000
	SunTrust Robinson Humphrey, Inc.	2,725,000
	U.S. Bancorp Investments, Inc.	2,725,000

        This communication is intended for the sole use of the person to whom it is provided by the issuer.

        The issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and related prospectus if you request it by calling Banc of America Securities, LLC toll-free at 1-800-294-1322, UBS Securities LLC toll-free at 1-877-827-6444, extension 561-3884 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

        Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.